Filed by Walgreens Boots Alliance, Inc. pursuant

to Rule 425 under the Securities Act of 1933 and

deemed filed pursuant to Rule 14a-6 under the

Securities Exchange Act of 1934

Date: December 23, 2014

Subject Company: Walgreen Co.

Commission File No.: 001-00604

Commission File No. for Registration Statement

on Form S-4: 333-198768

EDITED TRANSCRIPT

WAG – Q1 2015 Walgreen Co Earnings Call

EVENT DATE/TIME: DECEMBER 23, 2014 / 1:30PM GMT

CORPORATE PARTICIPANTS

Rick Hans Walgreen Co. - VP of IR and Finance

Greg Wasson Walgreen Co. - President and CEO

Tim McLevish Walgreen Co. - EVP and CFO

Alex Gourlay Walgreen Co. - President, Consumer Experience & Daily Living

CONFERENCE CALL PARTICIPANTS

Edward Kelly Credit Suisse - Analyst

John Heinbockel Guggenheim Securities - Analyst

Alvin Concepcion Citigroup - Analyst

Lisa Gill JPMorgan - Analyst

Mark Wiltamuth Jefferies & Co. - Analyst

George Hill Deutsche Bank - Analyst

Eric Bosshard Cleveland Research - Analyst

Mark Miller William Blair & Co. - Analyst

PRESENTATION

Operator

Good day, ladies and gentlemen, and welcome to the Walgreen Co. first-quarter 2015 earnings conference call. At this time all participants are in a listen-only mode. Later we will conduct a question-and-answer session and instructions will be given at that time. (Operator Instructions). As a reminder this conference call is being recorded.

I’d like to introduce your host for today’s conference, Rick Hans. Please go ahead, sir.

Rick Hans - Walgreen Co. - VP of IR and Finance

Thank you, Ashley, and good morning, everyone. Welcome to our first-quarter conference call. Today Greg Wasson, our President and CEO, and Tim McLevish, Executive Vice President and Chief Financial Officer, will discuss our first-quarter results. Also joining us on the call and available for questions is Alex Gourlay, President of Customer Experience and Daily Living.

In the interest of being efficient with everyone’s time today especially as we begin the holiday season, we are going to limit the call to 45 minutes.

As a reminder, today’s presentation includes certain non-GAAP financial measures and I would direct you to our website at investor.walgreens.com for reconciliations to the most directly comparable GAAP measures and related information. You can find a link to our webcast on our investor relations website.

After the call this presentation and a podcast will be archived on our website for 12 months.

Certain statements and projections of future results made on this presentation constitute forward-looking statements that are based on current market competitive and regulatory expectations that involve risks and uncertainty. Except to the extent required by law, we undertake no obligation to update publicly any forward-looking statement after this presentation whether as a result of new information, future events, changes in assumptions or otherwise. Please see our latest Form 10-K filing and subsequent Exchange Act filings for a discussion of risk factors as they relate to forward-looking statements.

Now I will turn the call over to Greg.

Greg Wasson - Walgreen Co. - President and CEO

Thank you, Rick. Good morning, everyone, and thank you for joining us on our call. I will keep my remarks relatively short today. I will review the results from the quarter, provide an update on our progress toward the completion of the second step of our strategic partnership with Alliance Boots, and offer some final thoughts before I turn the call over to Tim for a detailed financial review.

We had a solid first quarter across both our pharmacy and retail products businesses with a strong holiday season and good cost control across our enterprise. In fact, our stores’ year-over-year sales growth exceeded the overall retail market heading into the holiday season which positions us well as we close out the calendar year. So I want to congratulate our teams for their success.

For the full quarter, sales were a record $19.6 billion, up 6.7% from $18.3 billion a year ago. GAAP operating income for the quarter was $991 million, up 7.1% from $924 million last year. Adjusted operating income for the quarter was $1.14 billion, up 3.5% from $1.1 billion in the first quarter 2014. GAAP earnings per diluted share were $0.85 in the first quarter compared to $0.72 last year, up 18.1%.

First-quarter adjusted earnings per diluted share were $0.81, up 12.5% from $0.72 in the same quarter last year. In terms of our front end or our retail products performance, while customer traffic and comparable stores edged down 2.7%, we were pleased that basket size was up 4.2% resulting in total comparable sales for our retail products being up 1.5% relative to the year-ago quarter.

As for pharmacy, we were also pleased that prescription sales grew 9% or 8.1% in comparable stores as our retail market share increased 10 basis points from a year ago to 19%.

As we finish out the holiday selling season in the next few days, we’re also very focused on completing the work necessary to close our transaction with Alliance Boots. In November, we secured financing to close the transaction as well as refinance the majority of Alliance Boots outstanding debt. We also issued our definitive proxy statement in preparation for our special shareholders meeting in New York on December 29.

We are currently on track to finalize the merger ahead of our original schedule. As we announced this morning, we now expect to close the transaction on December 31 subject to shareholder approval. This is truly an extraordinary milestone and a strategic journey we began six years ago to position Walgreens for a new generation of growth and value creation.

Wrapping up, let me touch on the journey we began six years ago, a journey that included transforming the front-end of our drugstores, advancing the rural community pharmacy place in healthcare and has commented by taking Walgreens global, creating the first pharmacy led health and well-being enterprise.

As I’ve said before, bringing these two iconic brands together will be difficult if not impossible to replicate. It has been my privilege to lead us to this point to have had the opportunity to bring Walgreens to the world and Alliance Boots to America. I wish Jim, Stefano and the rest of this very talented leadership team all the best as they now bring our vision to live through Walgreens Boots Alliance.

From everything I know and everything I have learned at this Company over the past 35 years, I am completely confident that the combination of Walgreens and Alliance Boots will truly change the face of global pharmacy, retail and wholesale. And I am even more confident that the best days for our Company are still ahead. And that is a tribute to the hard work and commitment of over 350,000 women and men of both Walgreens and Alliance Boots who have made this great journey and future possible.

On a personal note, I would like to thank everyone on this call and many others for your thoughtful insight into our business. I have appreciated your work, thoughts and comments over the years. I also wanted to wish all of you a very happy and healthy holiday season.

With that, thank you and I will now be stepping off and turning the remainder of the call including the Q&A over to Tim.

Tim McLevish - Walgreen Co. - EVP and CFO

Thank you, Greg. Good morning, everyone, and thank you for joining us on the call.

I want to cover two topics today. First, to provide greater detail on our first-quarter performance and second, to share some thoughts on our expectations post the closing of the deal with Alliance Boots.

As Greg mentioned, we are pleased with our first-quarter results as they came largely in line with our expectations and got us off to a good start to fiscal 2015. Our adjusted EPS of $0.81 reflects the execution of our strategy with strong revenue growth and solid expense management for the quarter.

Let me begin with a discussion of total revenue, which increased 6.7% year over year. This was due in part to strong comparable store script growth of 4.1% which built on a solid base of 5.5% growth in the same quarter last year. To help drive that performance, we continued our focus on winning and gaining share with high-value seniors through preferred relationships with Medicare Part D plans. On balance, this business carries lower margins than the rest of our script business but remains quite attractive as it drives incremental revenue and gross profit dollars.

This strategy contributed to our overall Retail Pharmacy share increasing this quarter as we grew scripts by 10 basis points more than the rest of the retail industry according to IMS data. We’re also pleased with the progress we’re making in driving our front end or retail products comp. For the quarter, we reported 1.5% comp growth building off a strong 2.4% comp in the same quarter last year.

Our strategy is working. This is evidenced by margin and basket size being up while traffic is down slightly. Our main focus remains to drive profitable growth and thereby achieving the right balance between sales and margins.

Let me now talk a little more about the retail products margin. This marked the third quarter in a row with year-over-year improvement in retail products gross margin which indicates that our strategy is beginning to pay dividends. Let me remind you of the key elements of our strategy.

First, to focus on enhancing our mix towards more upscale retail products to drive higher margins. Second, to drive supply-chain efficiencies by removing excess costs and thereby improving overall store productivity. And third, to leverage our Balance Rewards loyalty program to derive valuable insights that will allow us to better target our promotional investments.

And now I will shift to our pharmacy segment which continued to face margin pressure due to third-party reimbursement pressure from contract step downs, ongoing engineered drug inflation at a subset of generic drugs at a similar rate to what we saw in the fourth quarter of last year. And finally, increased mix of specialty drugs.

Partially offsetting these pharmacy margin decreases were the positive effects of a step up in the introduction of new generics this quarter and purchasing synergies generated by our joint purchasing group. For the quarter, the margin weakness in the pharmacy segment was only partially offset by improvement in the retail product segment. On balance this resulted in an overall adjusted gross margin being down 120 basis points year over year to 27.3%.

As we look forward, we expect the negative factors impacting pharmacy margin to intensify in the second quarter as the impact from a meaningful step down in Medicare Part D rates begins January 1.

While we view margin percent as an important metric to help assess the overall health of our business on a long-term basis, we remain focused on leveraging our largely fixed cost structure by driving gross profit dollars in the near term. Our focus is for gross profit dollar growth rate to exceed SG&A dollar growth by greater than 100 basis points.

During the quarter on a GAAP basis, our gross profit grew $144 million outpacing SG&A change of $77 million and thereby contributing $67 million to operating income. On an adjusted basis, gross profit dollars increased by $133 million while SG&A dollars increased by $72 million year over year contributing $61 million to operating income. This resulted in the spread of positive 90 basis points which is an improvement from the 50 basis point positive variance we saw last quarter.

Adjusted gross profit dollar growth increased 2.6% this quarter despite the pharmacy pressures we are currently experiencing. We remain focused on mitigating the impact of these negative factors through a number of mechanisms including leveraging our buying group to secure better costs for drugs, incorporating inflation protection in payer contracts as they come up for renewal and continuing to help align appropriate industry reimbursement levels.

Additionally, we expect our retail products initiatives to continue to further drive gross profit dollar growth.

Adjusted SG&A dollars increased by 1.7% for the quarter. We are quite pleased with our expense management during Q1. And with the pressures we are experiencing on our pharmacy margins, we become even more focused on cost control such as lowering our cost to fill to help create a more sustainable profitability.

As we communicated previously, we have identified and remain on track to achieve the $1 billion in cost savings reflected in our fiscal year 2016 goals.

While there will naturally be some incremental variable costs as we continue to aggressively grow our business, we expect these will be mitigated by our cost savings program. We are looking to identify further cost savings opportunities and will update you after that review is complete.

Combined net synergies for the quarter totaled $140 million and adjusted EPS accretion from our investment in Alliance Boots was $0.11 for the quarter. Both of these were in line with our expectations. Please remember last year’s adjusted accretion received a $0.07 tax benefit from the UK tax law change while this year’s included a $0.02 benefit from a one-time gain on an acquisition.

The progress we’re making with synergies is slightly ahead of schedule. It is still early but we believe there is upside to our original $650 million goal for the fiscal year and we will provide more detail on our second-quarter earnings call.

Now let me walk you through our adjusted EPS, the GAAP earnings of $0.85 per share reconciles to an adjusted earnings of a positive $0.81 per share for the quarter as illustrated by this chart. The net adjustment of $0.04 includes the removal of the following — a LIFO provision of $0.03 per share; $0.13 per share of acquisition-related items which consisted of $0.06 of acquisition-related amortization costs, $0.02 of acquisition related costs, $0.04 from Alliance Boots related tax and $0.01 from interest associated with Walgreens Boots alliance debt issuance.

And finally, a net impact of $0.20 from special items comprised of $0.02 per share negative impact from costs related to the corporate and store optimization costs; $0.10 per share negative impact from fair value adjustments on currency hedges; $0.09 positive impact related to the partial release of a tax valuation allowance; and $0.23 positive impact of the warrants issued by AmerisourceBergen to Walgreens and Alliance Boots.

The Alliance Boots impact was reported on a three-month lag basis.

Moving on to our balance sheet, I would like to share a couple of words on primary working capital, which I define as accounts receivable plus inventories minus accounts payable. Accounts receivable increased $850 million. Our third-party receivables are in very good shape, down approximately $40 million year over year. The increase was primarily due to higher vendor funding receivables from the joint venture and rebates for AmerisourceBergen.

LIFO inventories decreased $1.2 billion. About two-thirds of this improvement came from pharmacy inventory reduction in conjunction with the terms of our agreement with AmerisourceBergen. The remainder was retail products inventory reduction due to our initiatives to improve store level supply-chain efficiencies. And accounts payable increased $400 million largely due to reclassifying due from vendors up to the receivables line as I just mentioned.

Overall, net working capital decreased by $700 million or 13.8% versus a year ago which helped drive solid cash flow performance for the quarter. We generated approximately $1 billion in cash from operations versus $133 million in the year-ago period. Recall that cash flow in last year’s quarter was adversely impacted by the timing of payments related to the AmerisourceBergen transaction. Free cash flow was $696 million versus a negative $231 million in the prior-year period.

We were pleased with the cash generation during the first quarter due partly to the working capital improvement I just mentioned as well as improved earnings.

In addition to the $500 million in shares we bought back in the fourth quarter of fiscal 2014, we bought another $500 million worth this quarter. The number of diluted shares decreased by approximately $12 million from last quarter — I’m sorry 12 million from last quarter.

Now let’s take and talk about the rest of fiscal 2015. We do understand that you will not have a reliable base on which to build your fiscal 2015 estimates so we will provide additional information after we’ve had a chance to review our plans with the Walgreens Boots Alliance Board. As you can appreciate, there are a lot of unusual factors that will impact results in the second quarter. Some of these are still being developed therefore we are not prepared to quantify our expectations at this time.

In the meantime, let me give you some key factors for you to consider in your models. Subject to shareholder approval, we are expecting to close the deal with Alliance Boots on December 31 of this year. We will eliminate the three-month reporting lag. Interest expense is expected to be in the range of $140 million to $150 million per quarter. This factors in the recent financing with a blended rate of approximately 3.2%. We will add 144.3 million incremental shares as partial consideration for the acquisition. Walgreens Boots Alliance fiscal year end will be August 31, and remember that our future earnings will be impacted by exchange rate movements most notably in the pound sterling and to a lesser extent the euro.

Moving on to fiscal year 2016, many of you have asked my thoughts on our outlying goals and now that I have been here for nearly five months I’ve had enough time to make a thorough assessment. Based on everything I have reviewed and learned, I am comfortable that the fiscal year 2016 goals and their associated assumptions are reasonable and reflective of the markets.

I am confident that we have initiatives and resources in place to address the controllable elements that drive the adjusted EPS range. For those variables that are beyond our control with also identified actions that can help mitigate any unforeseen pressures. All goals involve risks and opportunities and we know that we must continue to execute in order to deliver on them.

I would now like to provide a few thoughts around our financial reporting and the communications going forward.

With regard to WBA, we are working diligently to develop the appropriate metrics and measures to help you better understand our business fundamentals. To that end, we will break out the performance of the new Company into three reporting segments, Retail Pharmacy USA, which will include Walgreens and Duane Reade; Retail Pharmacy International, which has pharmacy led health and beauty retail businesses in eight countries; and Pharmaceutical Wholesale, which mainly operates under the Alliance Healthcare brand in 12 countries.

We plan to share more details at an upcoming analyst day in New York that we will host in the months after closing the deal. We will provide you more specifics on this event as we finalize our plans.

Rick Hans - Walgreen Co. - VP of IR and Finance

Thank you, Tim. That concludes our prepared remarks. We are now ready to take your questions. When we get to your question, please limit yourself to one question. Thank you.

QUESTIONS AND ANSWERS

Operator

(Operator Instructions). Edward Kelly, Credit Suisse.

Edward Kelly - Credit Suisse - Analyst

So, Tim, a question for you on looking forward on gross profit dollar growth. You hinted at increased pressures coming up for the remainder of the year. My question for you is we saw about a 2.6% increase in gross profit dollars this quarter. How do you expect the cadence of that to look like over the next few quarters? It does sound like that would deteriorate over the second quarter.

And then from a SG&A standpoint, is there opportunity there where you still believe that you will be able to drive better gross profit dollar growth versus SG&A growth over the next few quarters?

Tim McLevish - Walgreen Co. - EVP and CFO

Sure, Ed. So let me just talk about the pressures that we are experiencing from a gross margin standpoint. Ongoing pressure from generic inflation, some of the impact that we had in the fourth quarter was mitigated a little bit through some improvement in average wholesale price and the related impact on the [GRS], etc. Certainly we have generated some additional synergies and from our joint venture buying group in Switzerland.

And then as we’ve pointed out that we do expect a step down in reimbursement levels associated with the Med Part D that is already contracted in. So on a going forward basis, we do expect continued pressure and maybe a little bit additional pressure going into the second quarter and thereafter. We will continue to — I mean expect that we will see some improvement in the average wholesale price which helps reimbursements. We will continue to generate the synergies we can to mitigate that on an ongoing basis. And I will remind you that there is lots of speculation about the wisdom of taking on the Med Part D contracts. I will tell you that incrementally it is a very attractive business.

Now clearly I mean there is a negative impact on overall margin percentage and even dollars relative to last year but had we not undertaken that, it would have had a serious impact on both our revenues and our overall margins. So at the end of the day it was a good thing for us to take that and it generates — continues to keep an attractive customer base coming to our stores and doing business with us.

We have talked about $1 billion cost reduction program. We made some good progress on that in the first quarter of this year as is evidenced by our results. We continue to execute against that and I would expect that largely to offset a big piece of the margin pressure that we continue to experience.

Edward Kelly - Credit Suisse - Analyst

Great, thank you. Happy holidays, guys.

Operator

John Heinbockel, Guggenheim Securities.

John Heinbockel - Guggenheim Securities - Analyst

So two related things I guess for Tim. Do you think — could third-quarter reimbursement pressure be greater than the second just because of the three months?

And then secondly for Alex, how are you guarding against all of those cost removal adversely impacting service levels in the stores? You are taking out an awful lot and you certainly don’t want to trample on service aspects in the stores.

Tim McLevish - Walgreen Co. - EVP and CFO

Yes, I mean the second quarter obviously we have the step down in Med D, so we will have some pressure there. I wouldn’t expect further pressure from there. There isn’t a natural step down in the third quarter on Med D. We will have to see how the generic inflation plays out. But over time we kind of eat into a little bit of that as the reimbursements get some support with improvement in AWP, etc. So I don’t expect a material — more pressure in the third quarter relative to second quarter.

Let me before I turn it over to Alex to respond, I just want to say one thing. Our cost reduction efforts certainly at some point has to take cost out of the store level. But that is the reverse order in which we are focusing on it. We are starting at the corporate level and are working our way down through the supply chain and we are making best efforts to mitigate any impact it may have on delivering service to our customers. And in fact some of the things we are doing is taking workload off of our store managers and our store employees to enable them to better focus on customers.

With that, let me turn it over to Alex to comment.

Alex Gourlay - Walgreen Co. - President, Consumer Experience & Daily Living

Thanks, Tim. Hi, John. It is Alex here. Yes, Tim, really I think the best example I can give you is the inventory adoption across the business. Tim said it was $1.2 billion in the quarter, $400 million-ish in the front end. That just reduced a lot of workload in the stores and it means that our people in the stores are able to spend more time focusing on customers and making sure they can actually get the right product on the shelf at the right time.

We are feeling pretty good about program, it is reducing costs naturally and reducing working capital and making us more efficient. So that is a great example of one of the efforts in terms of our cost reduction, we are really focused on workload in the corporate office and really important in the stores and we’re really focused on giving our customers great care so we can make sure they come back time and time again. We think these two things are completely compatible and that is what we are focused on.

Tim McLevish - Walgreen Co. - EVP and CFO

Let me comment on one other piece. You noted the mix of impact on the front end in our retail products business. Traffic was down a little bit, margin was up and basket size was up. A big piece of that was elimination of questionable promotions from last year but again as we endeavor to upgrade the quality of our product on the front end, improve the margin percentage and eliminate some of those unprofitable promotions, it actually takes a fair amount of work out of the store. So rather than hang lots of hangtags of discounts and so forth, our store employees are much better positioned to be supporting and providing service to our customers.

John Heinbockel - Guggenheim Securities – Analyst

Okay, thank you.

Operator

Alvin Concepcion, Citigroup.

Alvin Concepcion - Citigroup - Analyst

I believe in mid November you released a filing with some internal targets, particularly an EPS target of $3.40 in fiscal 2015. I am wondering if you could frame the results today which were very good as well as commentary that you are ahead of the $650 million in synergies this year and the closing date of Boots with that targeted as it relates to the internal target?

Tim McLevish - Walgreen Co. - EVP and CFO

Alvin, I want to remind you that what we — what you read in our S4, our proxy statement was a piece of information provided to the bankers to enable them to generate fairness opinion on the transaction. And we haven’t confirmed that information, but I will simply tell you this that the results of the first quarter are largely aligned with our expectation for the year. I mean it is kind of where we had anticipated the first quarter coming in and it is aligned with our objections for the year.

Alvin Concepcion - Citigroup - Analyst

Thank you very much.

Operator

Lisa Gill, JPMorgan.

Lisa Gill - JPMorgan - Analyst

Tim, I think that when you talked about reimbursement pressure one of the things you talked about was specialty. Obviously a lot of new specialty drugs coming to market. Can you talk about the difference in the margin for specialty product versus some of the other’s brands in generic products? And secondly as you think about your specialty pharmacy business for Walgreens, what do you see as some of the opportunities as we move into 2015?

Tim McLevish - Walgreen Co. - EVP and CFO

Yes. So we regard specialty as a very important and strategic business. It carries some characteristics which are — which create some distortions to some of the metrics as you might look at them. But at the end of the day it is attractive business and it is our strategy to continue to grow that business.

These numbers are not going to be perfect and precise because they are averages, but how I think about the specialty businesses, you are talking about very expensive prescription drugs. They tend to carry prices up to 30 times what our average prescription would carry. They carry gross profits perhaps 10 times what our average gross profit would be across the rest of our portfolio. So net net, that means that our margins, our margin percentage is going to be considerably less and it will put downward pressure on that margin percentage.

However, generating margins of 10x what our average is with modestly more SG&A to support it means it’s a very attractive business for us. Again, it may distort the ratios but it is very attractive and it generates very attractive dollar margins to support our business and operating profit.

I would also look to see the next test is kind of what is the return on investment on it but on average, probably the required inventory to support that is actually less than the average because typically we don’t carry those prescriptions in the pharmacies or in our warehouses. It sits in our case now AmerisourceBergen or upstream in the channels so we aren’t carrying the inventory to support it. So it is an attractive business on most every level even though it creates some distortion in some of the ratios.

Lisa Gill - JPMorgan - Analyst

And then, Tim, as you think about specialty and you think about infusion, there has been some news reports that you are looking to divest your infusion business. CVS recently has bought an infusion business. Can you maybe just discuss why you don’t see that as part of the offering around specialty?

Tim McLevish - Walgreen Co. - EVP and CFO

Yes, we don’t comment on speculation or rumors in the marketplace. We have never confirmed any of those rumors.

Lisa Gill - JPMorgan - Analyst

Okay, great. I appreciate it. Thanks.

Operator

Mark Wiltamuth, Jeffries.

Mark Wiltamuth - Jefferies & Co. - Analyst

Tim, one of the items that has been talked about in the past is that your occupancy cost is a little higher than you would like it to be. Could you give us some read on how many of the stores will be rolling off of their leases and you could start to work down on that occupancy costs or any other plans you have to kind of work the occupancy costs down?

Tim McLevish - Walgreen Co. - EVP and CFO

Yes, I mean on balance, we have employed over the years a strategy to have the best corner location in any geography and with an intent that it would generate more traffic and more revenue and obviously more margins and more profits. In some cases that worked, in some cases it didn’t. But on balance it left us with an occupancy cost both in terms of rent or lease costs and other occupancy as part of the strategy to provide better service and try to drive higher traffic and revenues, etc.

So in some cases, we find — or in many cases on balance the average when we look at it relative to our primary competitor, our occupancy costs and store costs are higher. We are doing lots of things to manage down all aspects of that overall cost structure including taking a hard look at those stores. Obviously we have a vast array of different terms remaining on leases. They tend to be 10+year leases and some of them are well into their lifecycle. But I can’t say that we would have an appreciable impact short-term on just waiting for those leases to naturally roll.

We are taking the opportunity to go in where we can to renegotiate leases and in some cases it is attractive for a landlord to do that and we are looking at a variety of things. But it is not a short-term quick fix solution. It is all part of our cost savings initiatives that we have talked about.

Mark Wiltamuth - Jefferies & Co. - Analyst

Do you think you need a smaller store format moving forward or is it just getting away from these marquee locations where you were just paying too much rent?

Tim McLevish - Walgreen Co. - EVP and CFO

I mean it covers the spectrum. I will let Alex talk about it. But in some locations we would benefit by a smaller format store and in some cases we are well served by having the size and scale that we have. But Alex.

Alex Gourlay - Walgreen Co. - President, Consumer Experience & Daily Living

Yes, hi, Mark, it is Alex here. Yes, we built every single store more or less same size. It was built around our pharmacy business, and it was a fantastic strategy, as Tim said. So clearly we are now looking at it from a retail point of view. (inaudible) formats is one of the options we are looking at in terms of how do we make more use of the asset. It is a combination of, as Tim has said, rent reductions over time, potentially some space moves over time also how to make even better use of the asset by having the right offer in that locality for the customers who are actually based around that store. These are all strategies that we are now deploying.

Tim McLevish - Walgreen Co. - EVP and CFO

Yes, I mean as we have built the fleet, as Alex mentioned, we tended to use kind of a cookie-cutter approach. So if you look at most of our stores they are quite similar in appearance and size and scale etc. As we go forward, we will probably adapt that format a little bit more to the market conditions and so forth. And we are doing everything we can for the existing fleet where the size doesn’t fit optimally to the market to adjust as I talked about earlier.

Mark Wiltamuth - Jefferies & Co. - Analyst

Okay, thank you.

Operator

George Hill, Deutsche Bank.

George Hill - Deutsche Bank - Analyst

Thanks for taking the questions. Tim, you started talking about cost reductions and starting at the corporate level as opposed to the store level. Is there any way for you to quantify for us kind of what is the corporate cost opportunity and how we should think about that?

Tim McLevish - Walgreen Co. - EVP and CFO

Yes, I’m sorry, George, but I don’t want to go into specifics on where it is at. I mean we have identified the overall program. I have also commented not quantified but commented that we will look harder at our cost structure and in all likelihood considering market conditions and considering the opportunity, we will go more aggressively at our cost reduction program. We haven’t finalized that. We haven’t communicated to our Board, but as soon as we do we will get back to you on it.

But we are going to go after all costs wherever there is opportunity and I prefer to start with those that are away from the customer, the furthest away from the customer.

George Hill - Deutsche Bank - Analyst

Okay. And then maybe just a real quick follow-up. You highlighted the kind of Med D contracting terms. Can you give us any more color on kind of the Company’s assumptions on kind of volume and share gains in that space given how you are set up in the preferred networks and a lot of your preferred network partners look like they are in a position to take share this selling season? I guess any further color you can give us on the change in reimbursement expectation versus the change in volume would be very helpful. Thanks.

Tim McLevish - Walgreen Co. - EVP and CFO

Yes, I mean on balance we are some underwater on the incremental share and the incremental scripts that we have picked up relative to the step down in those that we already had. So if we had assumed that we could keep all of the existing scripts at the old prices we are deriving, it wasn’t very attractive for us to enter into this contract. But the likelihood that somebody else would pick it up and would take that business away from us was quite high and it was better for us to continue to participate with a little bit — at somewhat lower margins on the existing business that we are doing and we picked up some incremental customers and prescriptions.

But I can’t quantify exactly what that is. On balance though I would say it resulted in a step down in margins from the prior year.

George Hill - Deutsche Bank - Analyst

Okay. So volumes for 2015 expectations?

Alex Gourlay - Walgreen Co. - President, Consumer Experience & Daily Living

Just maybe a comment not so much on volume on being ready. We are feeling pretty good about the market just now. The market is growing quite well. We are seeing more life come into the market through the various nations of the governments. And we are fully well prepared for the January peak when a lot of people present scripts in the market for the first time to their new pharmacy. So we have a big focus on that and we are feeling good about how well prepared we are in the market and the market looks solid as you have seen from others as well in this period.

George Hill - Deutsche Bank - Analyst

Okay, thank you.

Operator

Eric Bosshard, Cleveland Research.

Eric Bosshard - Cleveland Research - Analyst

I am curious as you look forward thinking about the pharmacy gross margin what your strategy is in terms of reimbursement rates. I think historically there was a focus on getting a strong reimbursement for filling scripts at a Walgreen store. I understand what is going on with Med D but as you are thinking about the impact and influence of preferred and more narrow networks relative to the scale of your store network, what is your strategy and terms of trying to defend or define reimbursement in your pharmacy relative to the trend in the market?

Alex Gourlay - Walgreen Co. - President, Consumer Experience & Daily Living

It’s Alex here, hi. I mean I think you’ve got to play in the market so as always, we have always been in the market. We have always tried to compete in the market and give payers good value in the market. And that is what we are doing right now. Again the market has changed as we said before and we are working closely with the payers to make sure that we give them good value. So that will be the intent going forward.

The good thing we have that we didn’t have before is that we have got the ability to leave these global buying through [we bought]. So again as time goes forward, we are feeling good about where our organization is and the extra — again extra scale is giving us. So again we are a big chain, we have got global buying power and we should and will compete.

Tim McLevish - Walgreen Co. - EVP and CFO

And I would say also, I mean we have talked about the generic inflation that we’ve experienced over the last year and some of that is catching up as the average wholesale price gets adjusted more to appropriate levels. The other thing that we are doing is as contracts — reimbursement contracts expire and we renew them, we are ensuring that we have inflationary protection built into those and we’re having good success in doing so.

Eric Bosshard - Cleveland Research - Analyst

And just a follow-up if I could on, Alex, I understand your comment on working closely with suppliers and doing a better job even on buying. Tim, your comments earlier of upside to the 650 million this year and looking forward — I understand you don’t want to get into a ton of specifics but the source of optimism and upside is this more on the purchasing side or on the non-customer facing expense side? Where is the bigger incremental opportunity you are seeing for 2015 and beyond?

Tim McLevish - Walgreen Co. - EVP and CFO

Really it is on both sides, Eric. In the generics, a little — modestly in the branded but a big piece of it also is in the goods not for resale as we point out. But just by sheer magnitude of the opportunities, it more comes from the purchasing of generics and as I said we are making good progress and we are on pace if not a little bit ahead on the target for the year. And as we flesh that out going in the second quarter, I would expect us to update you on that and perhaps we will see clear to providing an even better number.

Eric Bosshard - Cleveland Research - Analyst

Good, thank you.

Operator

Mark Miller, William Blair.

Mark Miller - William Blair & Co. - Analyst

Could you give us some perspective on the performance of Alliance Boots sales trends organically? So I would be looking for just any color you can give us on the retail comps and also the wholesale business as you are bringing that business consolidating it into 2015?

Tim McLevish - Walgreen Co. - EVP and CFO

Yes, I mean we do as you know bring in our 45% share of Alliance Boots. But until we close on the transaction, we can’t as a private Company and we are not at liberty to share specifics of their performance or results or growth. They do report periodically quarterly some information on their — or I guess annually on their website but they don’t share detailed information and again we are not at liberty to share. Sorry.

Mark Miller - William Blair & Co. - Analyst

Then I have an accounting question. So we are seeing the numbers for AB up through August. What is going to happen to the results from September to December? And are there any unusual expenses that get passed through that time period?

Tim McLevish - Walgreen Co. - EVP and CFO

You know, as we — I mentioned earlier that when we close on 12-31, the transaction will obviously be 100% owned and it will be consolidated into the WBA totals. We are removing the lag as we report on a going forward basis but we will restate to remove that lag and it will all be adjusted from a historical perspective.

Mark Miller - William Blair & Co. - Analyst

Okay, but that period September to December, those numbers actually will they flow through the P&L then or I mean are there any expenses that are in that period that are unusual?

Tim McLevish - Walgreen Co. - EVP and CFO

Yes — I mean I can’t talk specifically about expenses that they are incurring. Anything that you would’ve seen in ours would be reflected. But you will see when we do restate for the first quarter of 2015 after we do consolidate close the deal and consolidate, anything — any expenses, any unusual expenses that they might incur in that quarter will be reflected in our consolidated number. So you will have the visibility to them.

Mark Miller - William Blair & Co. - Analyst

Okay. All right, thanks a lot.

Operator

Thank you. That is all the time we have four questions today. I would like to turn the call back over to management for any further remarks.

Rick Hans - Walgreen Co. - VP of IR and Finance

Ladies and gentlemen, that was our final question. Thank you for joining us today. Lastly on a personal note, I believe all of you probably know I plan on retiring at the end of the month. It has been my honor and pleasure to work with Walgreens over the past 27 years and with all of you over the last 15 years as the Head of Investor Relations. While many great accomplishments have been achieved at this Company over this time period, I believe the best is yet to come. Thanks for wonderful memories and on behalf of Walgreens, let me one last time was you all a happy holidays.

Operator

Ladies and gentlemen, thank you for participating in today’s conference. This concludes today’s program. You may all disconnect. Everyone have a great day.

Important Information for Investors and Shareholders

In connection with the proposed transactions between Walgreen Co. (“Walgreens”) and Alliance Boots GmbH, Walgreens Boots Alliance, Inc. (“WBA”) has filed with the SEC a registration statement on Form S-4 and two amendments thereto, as well as a definitive prospectus of WBA and a definitive proxy statement of Walgreens in connection with the proposed transactions. The registration statement, as amended was declared effective by the SEC on November 24, 2014, and the definitive proxy statement/prospectus was mailed to Walgreens’ shareholders on or about November 24, 2014. INVESTORS AND SECURITY HOLDERS OF WALGREENS ARE URGED TO READ THE DEFINITIVE PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) AND OTHER DOCUMENTS RELATING TO THE TRANSACTIONS THAT HAVE BEEN OR WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTIONS. Investors and security holders will be able to obtain free copies of the registration statement and the definitive proxy statement/prospectus and other documents filed with the SEC by Walgreens or WBA through the website maintained by the SEC at www.sec.gov. Copies of the documents filed with the SEC by Walgreens or WBA will be available free of charge on Walgreens’ internet website at www.walgreens.com under the heading “Investor Relations” and then under the heading “SEC Filings” or by contacting Walgreens’ Investor Relations Department at (847) 315-2361.

Participants in the Solicitation

Walgreens, Alliance Boots GmbH, WBA and their respective directors, executive officers and certain other members of management and employees may be deemed to be participants in the solicitation of proxies from the holders of Walgreens common stock in respect of the proposed transactions. You can find information about Walgreens’ directors and executive officers in Walgreens’ Annual Report on Form 10-K for the year ended August 31, 2014, as amended. Additional information regarding the persons who are, under the rules of the SEC, participants in the solicitation of proxies in favor of the proposed transactions is set forth in the definitive proxy statement/prospectus. You can obtain free copies of these documents, which are filed with the SEC, from Walgreens using the contact information above.

Cautionary Note Regarding Forward-Looking Statements

Statements in this communication that are not historical are forward-looking statements for purposes of applicable securities laws. Words such as “expect,” “likely,” “outlook,” “forecast,” “would,” “could,” “should,” “can,” “will,” “project,” “intend,” “plan,” “goal,” “target,” “continue,” “sustain,” “synergy,” “on track,” “believe,” “seek,” “estimate,” “anticipate,” “may,” “possible,” “assume,” variations of such words and similar expressions are intended to identify such forward-looking statements. These forward-looking statements are not guarantees of future performance and involve risks, assumptions and uncertainties, including: the risks that one or more closing conditions to the transactions may not be satisfied or waived, on a timely basis or otherwise, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the transactions or that the required approvals by the Company’s shareholders may not be obtained; the risk of a material adverse change that the Company or Alliance Boots or either of their respective businesses may suffer as a result of disruption or uncertainty relating to the transactions; risks associated with changes in economic and business conditions generally or in the markets in which we or Alliance Boots participate; risks associated with new business areas and activities; risks associated with acquisitions, joint ventures, strategic investments and divestitures, including those associated with cross-border transactions; risks associated with governance and control matters; risks associated with the Company’s ability to timely arrange for and consummate financing for the contemplated transactions on acceptable terms; risks relating to the Company and Alliance Boots’ ability to successfully integrate our operations, systems and employees, realize anticipated synergies and achieve anticipated financial results, tax and operating results in the amounts and at the times anticipated; the potential impact of announcement of the transactions or consummation of the transactions on relationships and terms, including with employees, vendors, payers, customers and competitors; the amounts and timing of costs and charges associated with our optimization initiatives; our ability to realize expected savings and benefits in the amounts and at the times anticipated; changes in management’s assumptions; the risks associated with transitions in supply arrangements; risks that legal proceedings may be initiated related to the transactions; the amount of costs, fees, expenses and charges incurred by Walgreens and Alliance Boots related to the transactions; the ability to retain key personnel; changes in financial markets, interest rates and foreign currency exchange rates; the risks associated with international business operations; the risk of unexpected costs, liabilities or delays; changes in network participation and reimbursement and other terms; risks associated with the operation and growth of our customer loyalty program; risks associated with outcomes of legal and regulatory matters, and changes in legislation, regulations or interpretations thereof; and other factors described in Item 1A (Risk Factors) of our most recent Form 10-K, as amended, which is incorporated herein by reference, and in other documents that we file or furnish with the SEC. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated or anticipated by such forward-looking statements. Accordingly, you are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date they are made. Except to the extent required by law, Walgreens does not undertake, and expressly disclaims, any duty or obligation to update publicly any forward-looking statement after the date of this communication, whether as a result of new information, future events, changes in assumptions or otherwise.